Letterhead of Douglas N. Miller

July 28, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 001-6028

Dear Mr. Rosenberg:

This letter is in response to your comment letter that we received on July 18, 2006. The comment letter related to our May 9, 2006 correspondence to your letter of April 26, 2006 concerning Lincoln National Corporation’s Form 10-K for the year ended December 31, 2005. Our reply in this letter refers to the specific comment.

The following is your comment and our response:

Comment:

For 10-K for the year ended December 31, 2005

Consolidated Financial Statements, page 106

Consolidated Statements of Cash Flows, page 111

1.
We are not able to concur with the conclusion in your response that the proposed revision does not materially change the statement of cash flows. Including the increase in funds withheld liability as a financing activity does not comply with the requirement in SFAS 95 to include only cash transactions in the statement of cash flows. Further, cash flows from operating activities is an important measure to investors. The effect in 2003 and 2004 of including the increase in funds withheld liability in net cash flows provided by operating activities is between five and ten percent and the effect in 2005 is 12 percent. We believe this increase is material for the three years presented. Please amend your Form 10-K for the year ended December 31, 2005 to reflect those changes as the correction of an error.

Letterhead of Douglas N. Miller

Response: In the comment above, the Staff asserts that the quantitative effect of including the increase in funds withheld liability in net cash flows provided by operating activities was material for the three years presented in LNC’s Consolidated Statements of Cash Flows, and based on that conclusion, requests that we amend our Form 10-K for the year ended December 31, 2005 to reflect the changes. We would request that the Staff reconsider its position that we amend our 2005 Form 10-K and permit us to implement the requested change beginning with our Form 10-Q for the quarter ended June 30, 2006 with prior period amounts as a reclassification with appropriate explanation and disclosure.

We do not believe that the increases in operating cash flows resulting from including the increase in funds withheld liability in net cash flows provided by operating activities rather than in financing activities significantly impacts the manner in which an investor would view the cash flow information being presented. Although the use of quantitative factors may provide a “preliminary assumption” of materiality, “all relevant circumstances” must be considered in making a final determination as to materiality. See SEC Staff Accounting Bulleting: No. 99—Materiality (“SAB 99”). As SAB 99 points out in quoting the U.S. Supreme Court, “[a] fact is material if there is—‘a substantial likelihood that the …fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.’” SAB 99 (quoting TSC Industries v. Northway, Inc., 426 U.S. 438, 439 (1976)).

As a holding company with our largest operating companies being regulated insurance subsidiaries, from a cash flow standpoint, our investors are primarily concerned with the dividend capacity of our insurance subsidiaries, or free cash flow. Unlike an industrial company, the statement of cash flows provides only limited information on free cash flow available for investment, servicing of debt, or returning capital to shareholders.  Our investors focus more on our statutory statements and risk-based capital disclosures in evaluating free cash flow. See Merrill Lynch, Primer VII—Heavy Lifting, But Here’s Some Help 32 (2005) (“However, the statutory income statement and balance sheet are important determinants of free cash flow and free capital, respectively….”) Furthermore, as the Staff is aware, filing under Article 11 of Regulation S-X, we report life insurance policy cash flows in both the operating section (for FAS No. 60 products) and financing section (for FAS No. 97 products) of our Consolidated Statement of Cash Flows. Accordingly, we believe investors consider both sections of the Consolidated Statement of Cash Flows to fully understand our cash flow activities. Therefore, we do not believe that, in this instance, the reclassification of cash flows from financing activities to operating activities would be an important factor for an investor in deciding whether to buy, sell or hold our securities.

In amending the Form 10-K, we would be telling investors that instead of having cash flows from operating activities of approximately $0.97 billion, $1.0 billion and $0.93 billion for 2005, 2004 and 2003, our cash flows were approximately $1.1 billion, $1.1 billion and $0.99 billion for 2005, 2004 and 2003. As the Staff recognizes, the change would result in an increase, not decrease, in operating cash flows, and otherwise would

Letterhead of Douglas N. Miller

not affect consolidated cash flows or any of our other financial statements for the years presented. In addition and as we stated in our June 9, 2006 letter, the change would not result in a change in the trend in operating cash flows previously presented. Furthermore, the change would not affect compliance with regulatory requirements, covenants under our credit agreements or debt ratings. Accordingly, we believe making this change would not be viewed by a reasonable investor as “significantly” altering the “total mix” of financial information available regarding LNC.

Finally, we believe that the primary measures used by investors and analysts in valuing life insurance companies are “price-to-earnings and price-to-book value ratios, with the price-to-book value versus ROE regression model perhaps the most widely used methodology.” Keefe, Bruyette & Woods, U.S. Life Insurance Primer—The Meaning Of Life 134 (2005). Although discounted cash flows may be used in conjunction with these measurements, based on our experience with investors, we believe our investors focus on these balance sheet and income statement ratios in valuing LNC as well as other insurance companies. Accordingly and for this reason also, we do not believe that the reclassification of cash flows from financing activities to operating activities would significantly alter the total mix of financial information available regarding LNC.

Based on the foregoing, we respectfully request that any change in the classification of changes in funds withheld liability be implemented in future periodic reports beginning with the Form 10-Q for the quarter ending June 30, 2006, with reclassification of prior period amounts.

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If you have any questions regarding our response, please contact me directly at (215) 448-1430.

Sincerely,

/s/ Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

Cc: Fredrick Crawford, Senior Vice President & Chief Financial Officer